UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

                    For the month of January, 2011

                    Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Alkaloida Chemical Company Exclusive Group Ltd. (“Alkaloida”) exercised its rights to purchase 712,500 Ordinary Shares of Taro Pharmaceutical Industries Ltd. (the “Company”) pursuant to a certain Warrant No. 2 dated August 1, 2007 issued by the Company to Sun Pharmaceutical Industries Ltd. (together with Alkaloida and certain of its other affiliates, “Sun Pharma”) (the “Warrant”).  Additionally, Alkaloida elected to purchase the remaining 712,500 Ordinary Shares of the Company available pursuant to a certain Share Purchase Agreement dated May 18, 2007 between Alkaloida and the Company (the “SPA”).  The Ordinary Shares available pursuant to the SPA and the Warrant had been reserved for purchase pending the outcome of a lawsuit initiated on May 10, 2007 in Israel against, among others, the Company and Sun Pharma by Franklin Advisers, Inc. and Templeton Asset Management Ltd. (collectively, “Templeton”).  Sun Pharma and Templeton subsequently entered into a settlement agreement, whereby the litigation ceased and Sun Pharma became eligible to purchase the reserved Ordinary Shares of the Company.

As a result of the exercise of Warrant No. 2 and the purchase of shares by Alkadoida pursuant to the SPA, the Company’s issued and outstanding Ordinary Shares will now be 44,505,457 and Sun Pharma will now own, or control, 29,497,933, or 66.3%, of the Company’s Ordinary Shares, and with the Company’s Founders’ Shares, 77.3% of the vote attributable to the share equity of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2011

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ James Kedrowski
	Name:	James Kedrowski
	Title:	Interim Chief Executive Officer